Exhibit 6.115

EQUINE CO-OWNERSHIP

This Equine Co-Ownership Agreement ("Agreement") is entered into as of the Effective Date set forth in Schedule I by and between Medallion Racing ("Medallion"), Abbondanza Racing LLC ("Abbondanza", and together with Medallion, the "Owners" or each, an "Owner") and MyRacehorse CA LLC ("Investor") with reference to the following facts:

A. Investor is a Nevada series limited liability company managed by Experiential Squared, Inc., a Delaware corporation registered in California.

B. Investor has acquired an Interest (the "Interest") in the Horse described in Schedule I attached hereto ("Horse").

C. Once Investor purchases the Interest, a tenancy in common shall be formed amongst the parties with respect to the Horse, such that each party shall be a co-owner of the Horse.

D. As co-owners of the Horse, the parties may collectively be referenced to herein as the "Co-Owners", or individually as a "Co-Owner".

E. Investor and Owners shall own and manage the Horse pursuant to the terms and conditions set forth in this Agreement.

F. It is Investor's intent that its members shall be provided with the experience of racehorse ownership including, but not limited to: stable visits of the Horse, updates regarding the Horse's health, training and race progress, access to the winner's circle in the event Horse wins a race, access to owner's clubs at applicable tracks, and access to the stabling paddock when Horse is running in a race all to the extent allowed by the applicable track.

G. Dilution of Investor's interest or the sale of an interest in the Horse to any other person or entity by Owners for less than the pro rata purchase price set forth herein constitutes a direct conflict of interest with the interests of Investor.

NOW THEREFORE, in consideration of the mutual benefits and undertakings set forth in this Agreement, the parties agree as follows:

1. Formation of Co-Ownership. The business of the Co-Ownership shall be conducted under the name set forth in Schedule I of this Agreement and the Horse shall race under the Racing Silks identified in Schedule I of this Agreement. The use of the term "Co-Ownership" to refer to the aggregate of persons owning the Horse as tenants in common pursuant to this Agreement is solely for convenience, and is not intended, and shall not be deemed to imply that such CoOwnership constitutes a partnership, association, legal person or jural entity. Each person or entity which acquires a fractional interest in the Horse pursuant to the provisions of this Agreement shall become a Co-Owner of the CoOwnership. FOR THE AVOIDANCE OF DOUBT, FRACTIONAL INVESTORS IN THE SERIES ON MYRACEHORSE.COM ARE NOT "CO-OWNERS" UNDER THIS AGREEMENT,

2. Relationship of the Co-Owners Amongst Themselves and Manager. For purposes of this Agreement, the Manager is that individual or entity so designated in Schedule I of this Agreement. The relationship of the Co-Owners amongst themselves shall be that of tenants in common of the Horse, the right to possession of which shall be vested in the Manager, subject only to the right of the Co-Owners to remove the Manager as set forth herein. The relationship of the CoOwners to the Manager shall be that of principals and agent as limited by the terms and conditions of this Agreement. The agency of the Manager is one coupled with an interest in the subject matter of the agency during any period in which Horse is maintained under the care of the Manager. Notwithstanding the foregoing, the Manager shall be expressly permitted to conduct other business activities and to accept other engagements, including, without limitation, the management of other horses, the purchase, sale, racing and breeding of other horses or any one or more of them provided that such other business activities do not create a direct conflict of interest for the Manager.

3. Contributions and Percentage Interest.

a. Investor shall pay the Purchase Price set forth in Schedule I upon the date established for acquisition of the Horse (the "Closing") set forth in Schedule I

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b. Upon Closing, the respective ownership interests of the Co-Owner's of the Horse will be as set forth on Schedule I and the Co-Ownership shall commence.

c. The costs of notifying breed/discipline registries of the transfer described herein with any applicable registries shall be paid in proportion to the ownership of the Horse amongst the Co-Owners set forth In Schedule 1.

d. The following shall be completed simultaneously, and the Closing shall occur when each of the following are complete:

i. The Purchase Price has been fully paid and funds have cleared.

ii. All contingencies have been waived in writing.

iii. The Co-Ownership shall be listed as the owner(s) on the Horse's registration papers with the applicable breed/discipline registry/registries and all documents necessary to effectuate such ownership change shall be signed and exchanged.

4. Purpose, Retirement from Racing and Sale. The purpose of the Co-Ownership is to train, race, breed and/or sell the Horse listed on Schedule I in the Authorized Activities set forth in Schedule I. All racing income, breeding income, marketing, sponsorship or other income, together with the value of the Interest shall accrue to the benefit of the CoOwnership pro-rata, Initial Co-Owners shall have the first right to purchase the Horse upon his retirement from racing within ten (10) days after a price for the Horse has been determined based on the average of three (3) appraisals from three (3) independent appraisers reasonably acceptable to the Co-Owners. If the Initial Co-Owners elect not to purchase the Horse at the average price determined by such appraisers, then the Horse shall be sold at the next available public auction or prior thereto by private treaty.

5. Contingencies. The Owners have already acquired their interest in the Horse.

6. Warranty of Title. The parties warrant to one another that they will not encumber, hypothecate or take any action that will affect title to the Horse. The parties shall keep the Horse free and clear from any liens, claims or encumbrances of any nature whatsoever including without limitation spousal claims under any applicable community property laws. In the event any claims or demands are made against the Horse, the party causing the claim shall indemnify, defend and hold the other parties harmless against such claim or demand at its sole cost and expense, including reasonable attorney's fees which may arise by reason thereof.

7. No Litigation. The Co-Owners warrant and represent that there is no claim, action, suit, proceeding, arbitration, investigation or bearing or notice of bearing pending or, to the best knowledge of the Co-Owners threatened, before any court or governmental or administrative authority or private arbitration tribunal against or relating to or affecting the Horse, the Co-Owner or any of the Co-Owner's assets.

8. Commissions. Pursuant to California law, Co-Owners shall disclose any and all commissions paid to or received by any individual arising from or relating to this Agreement.

9. Indemnity. OWNERS shall jointly and severally indemnify, defend and hold Investor harmless for any and all claims, actions or damages arising from or related to any and all acts of the Owners prior to the date of transfer of shares to Investor.

10. Taxes. Co-Owners shall be liable and shall pay their pro-rata share of any taxes that may be due by reason of the sale and conveyance of the Horse upon the final sale of the Horse and dissolution of this Agreement.

11. Insurance. Co-Owners shall be Individually responsible to secure their own mortality insurance on their pro-rata coownership share of the Horse.

12. Ownership Privileges. Investor shall be entitled to full ownership privileges including, without limitation, stable visits of the Horse, updates regarding the Horse's health, training and race progress, access to the winner's circle in the event Horse wins a race, access to owner's clubs and/or owner's boxes at applicable tracks, and access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track, To the extent such privileges are limited, such limitations shall be set forth in Schedule I and allocated on a prorata basis based on ownership percentage.

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13. Publicity Rights and Marketing Content. Each Co-Owner agrees that its name, likeness and the name and likeness of the Horse may be used in marketing and commercial materials distributed by Investor. Manager agrees to provide the Co-Owners with information that may be used for marketing content including, without limitation the Horse's pedigree, career details, manager, trainer and jockey biographies, futurity entries races entered, post position drawn, and workout times.

14. Non-Circumvention. The parties to this Agreement agree that the names of Investor's members are part of a confidential customer list and trade secret. Accordingly, each Co-Owner and Manager agree not to initiate direct or indirect contact with any of investor's members with respect to investment opportunities in the Horse or other horses unless approval to do so is granted in writing on a case by case basis. Each Co-Owner and Manager agree not to undertake any transaction or series of transactions of any kind with Investor's members or collect fees from Investor's members without the express prior written consent of Investor, which will not be uneasonably withheld.

15. Right of First Refusal. If a Co-Owner elects to sell additional fractional interests in the Horse to another third party, such Co-Owner shall first offer such fractional interest to Investor on the same terms and conditions as are offered to such third party (the "Offered Terms"). Investor shall have five (5) days which to accept such offer based upon the Offered Terms. If Investor does not accept said offer within said period, the Co-Owner shall be free to sell such fractional interest to the third-party subject to the Offered Terms. If Co-Owner does not enter into an agreement with the third-party on the Offered Terms and such transaction does not close within ninety (90) days, the Co-Owner's right to sell a fractional interest in the Horse to such third party shall expire and the procedure set forth in this Section shall be applicable again. Any third party or new owner shall agree to be bound by the terms and conditions of this Agreement.

16. Term. The term of this Agreement is set forth in Schedule I and shall continue until the earlier to occur of the following:

i. The Termination Date (if applicable) set forth in Schedule I unless it is extended by holder's owning a majority in interest in the Horse;

ii. The date on which the Horse is sold by the Co-Ownership or acquired in a claiming race or by other legal means;

iii. The death of the Horse;

iv. Upon retirement of the Horse from racing;

v. The bankruptcy or insolvency of the Co-Ownership;

vi. The dissolution of the Co-Ownership pursuant to a vote by the majority in interest of the Co-Owners to dissolve the Co- Ownership.

Upon termination or dissolution of the Co-Ownership, the affairs of the Co-Ownership shall be wound up and its assets liquidated in a reasonable manner. The assets of the Co-Ownership shall be applied to the following purposes in the following order: (a) to pay or provide for all amounts owed by the Co-Ownership to creditors other than Co-Owners, including without limitation, to pay for the expenses of winding up the Co-Ownership affairs; (b) to pay or provide for payment of amounts owed to Co-Owners or Manager (exclusive of Capital Accounts) under this Agreement or agreements validly entered into by the Co-Ownership; and (c) the balance, if any, shall be distributed to the Co-Owners in accordance with their respective Capital Accounts. The winding up shall be conducted by the Manager. Upon making of all distributions required under this Agreement, the Co-Owners shall execute, acknowledge, deliver and file of record all documents required to terminate the existence of the Co-Ownership under applicable law.

17. Management. Manager may be removed by a vote of the holders of a majority interest in the Horne. Manager shall communicate regularly with the parties regarding any and all decisions made in relation to the Horse. Except as otherwise provided in this Agreement, Manager shall have the responsibility for the overall management of the Horse and shall have the authority to decide all matters relating to the management, care, training and racing of the Horse, however, Manager will need the prior written consent of all Co-Owners if the Horse is to be entered into a claiming race or prior to Gelding the Horse (if the Horse is a colt). Manager will require the prior written consent of a majority of the Co-Owners to do any of the following: Trainer selection, Selling the Horse, Breeding the Horse, and any vet procedure that would cost more than Five Thousand Dollars ($5,000).

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a. Manager shall employ the degree of care customarily employed by persons who race, maintain and breed horses of the same quality as the Horse.

18. Principal Office. The principal office and place of business of the Co-Ownership is set forth in Schedule I.

19. Subsequent Contributions. Each Co-owner shall be responsible for the timely payment of their pro-rata portion of all expenses incurred in connection with the Horse. If any vendor bills Investor directly for expenses for the Horse and Investor pays any other Co-Owner's share of such expenses, each Co-Owner shall reimburse Investor for their pro-rata share of such invoice within ten (10) days of receipt of such Invoice.

a. Expenses include, but are not limited to the costs of board, feed, training, medications and supplements, veterinary costs, farrier costs, transportation, training, entry fees, jockey and trainer commissions, legal, accounting and professional fees.

b. Nothing contained herein shall be construed as an impairment of a challenge to any expense for billing irregularities, services that were not performed correctly, defective goods, late delivered goods, or any other good cause. In the event of a refund, the Co-Owners shall receive their pro-rata share of such refund.

c. Payments of expenses shall be made pro-rata in accordance with each Co-Owner's respective interest as set forth in Schedule I.

d. If any Co-Owner (the "Defaulting Co-Owner") shall fail to pay all or any part of its share of at1 expense when due (the "Defaulting Co-Owner's Share") and Investor pays the Defaulting Co-Owner's share (the "Default Payment"), Investor shall give Defaulting Co-Owner a 10-day period within which to reimburse Investor. At the end of the 10-day period referred to above, the fractional interests of each Co-Owner shall be adjusted pro rata to make up for the payment made by Investor as though the Defaulting Co-Owner’s initial Capital Contribution had been an amount that equals the original Capital Contribution less the amount of the Default Payment. Similarly, Investor's fractional Interest shall be adjusted upwards by the same amount. Such readjustment of Participating Percentages shall be the sole remedy of the Co-Owners and the Co-Ownership in the event that a Co-Owner fails to contribute their share of a Default Payment. The adjustment shall be made regardless of whether, and regardless of the extent to which, the Investor makes an additional contribution toward the Defaulting Co-Owner's Share.

20. Distributions. Distributions shall be made in a timely manner in the amounts or percentages set forth in Schedule 1.

21. Co-Owners. No Co-Owner shall have the power or authority to bind the Co- Ownership unless tile Co-Owner has been authorized in writing by the Manager to act as an agent of the Co-Ownership. Meetings of Co-Owners shall be held annually, and special meetings may be held as set forth in Schedule I.

22. Restrictions on Transfer. No Co-Owner shall sell, assign, pledge, hypothecate, bequeath, give away or transfer by operation of law or otherwise all or any part of such Co-Owner's interest in the Horse (collectively "Transfer") except as set forth in Schedule I. Notwithstanding the foregoing, this provision shall not be construed to prohibit Investor from selling series interests in the Horse to its investors.

23. Authority. The parties executing this Agreement warrant and represent they have full right, power and authority to enter into this Agreement.

24. Notice. All notices, requests, consents and other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sent personally, by national overnight courier service or certified mail, return receipt requested, with postage prepaid, to the addresses set forth in Schedule I to this Agreement, or such other address or addresses as a party shall have designated by notice to the other parties in writing. Notice will be effective on the date of actual, verifiable delivery of the Notice by one of the methods set forth above. Notices shall be sent to the addresses set forth in Schedule I or such other address which is provided in the future in writing.

25. Counterparts. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

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26. Survival of Rights. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the parties hereto and their respective shareholders, officers, directors, heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

27. Severability. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable and such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

28. Construction. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto.

29. Section Headings. The captions of the Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed putt of this Agreement and shall not be used in construing or interpreting this Agreement.

30. Government Law. This Agreement shall be construed according to the laws of the State of California.

31. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement should include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

32. Time of the Essence. Except as otherwise provided herein, time is of the essence in connection with each provision of this Agreement.

33. Further Actions. Each of the parties hereto agree to execute, acknowledge, perform, and deliver such additional documents, and take such further actions, as may reasonably be required from time to time to carry out each of the provisions, and the intent, of this Agreement, and every agreement or document relating hereto, or entered into in connection herewith, including but not limited to acknowledging before a notary public any signature heretofore or hereafter made by a party.

34. Third Party Beneficiaries. There are no third-party beneficiaries of this Agreement.

35. Entire Agreement. This Agreement and the exhibits hereto constitute the entire agreement of the parties with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to, the subject matter hereof.

36. Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

37. Attorneys' Fees. In the event of any litigation, arbitration or other dispute related to or arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute from the non-prevailing party. The attorneys' fees which the prevailing party is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full. In addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit or arbitration procedure on this Agreement shall be entitled to its reasonable attorneys' fees incurred in any post judgment proceedings to collect or enforce the judgment. This attorneys' fees provision is separate and several and shall survive the merger of this Agreement into any judgment.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

MEDALLION RACING

/s/ Phillip Shelton

By: Phillip Shelton

Title: Manager

ABBONDANZA RACING, LLC

/s/ Bing Bush

By: Bing Bush

Title: Manager

MYRACEHORSE CA, LLC

/s/ Michael Behrens

By: Michael Behrens

Title: CEO

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Schedule I

Effective Date: 1/6/21

Initial Owner(s): Medallion Racing and Abbondanza Racing, LLC

Investor: MyRacehorse CA, LLC

Horse Description:

Registered name: Going to Vegas

Barn name (nickname, if any): Sex: Filly

Color: Bay

Markings: stripe, white above ankle stockings hind legs

Breed: Thoroughbred

Breed registry: The Jockey Club

Registration number:

Tattoo or brand:

Horse's foaling date: April 19, 2017

Is the horse microchipped?     Microchip#:      Does the horse have a passport?         Passport#:

Co-Ownership Name (Section 1): MyRacehorse, Medallion Racing, Abbondanza Racing, LLC

Racing Silks: Alternate Basis

Manager: MyRacehorse CA, LLC

Initial Trainer: Richard Baltas

Purchase Price: $255,000 (51 percent stake at Valuation of $500,000)

Purchase Price (Section 3): $255,000. A $100,000 kicker is due if Horse wins a Grade I, bringing the final valuation to $600,000. The kicker would be paid by the co-owners based on their pro-rata ownership (i.e. MyRacehorse’s portion would be $51m000) to the prior owners of the horse Bederian, Kamberian, Nakkashian, and Baltras.

Activities Authorized: (M) = Manager (CO)= Co-Ownership Vote (Majority)

Training (Selecting the trainer): M

Racing: M

Racing in Claiming Races (must be specifically authorized): CO (Unanimous)

Selling the Horse: CO

Rehabilitation: M- less than 5k

Breeding the Horse: CO

Gelding the Horse (if it's a colt): CO (Unanimous)

Marketing and acquiring sponsorships: CO

Other (specify):

Closing Date: Same as effective date

Horse Ownership Interests after Closing:

Name	Address	Percentage Interest
Medallion Racing	pshelton@taylormadesales.com 859-433-5122	15.67%
Abbondanza Racing, LLC	bing@bushlawoffices.com 858-699-1234	33.33%
MyRacehorse CA, LLC	250 West First Street Suite 256 Claremont CA 91711 michael@myracehorse.com 909-740-9175	51.00%

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Number of days within which Veterinary Inspection will be complete: N/A

Limitations on Ownership Privileges: Paddock passes on a pro-rata basis

Sale Date: 1/6/2021

Manager's Compensation: None

Removal of Manager· (Section 17): Upon the vote of the holders of a majority interest in the Horse.

Distributions shall be made as follows: Manager will initiate distributions based on preferred method of each Co-Owner.

Special meetings of Co-Owner's: As needed.

Restrictions on Transfer's and Methods of Transfer: As long as obligations in Section 15, Right of First Refusal, have been met then there are no restrictions on transfer.

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